UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)
15678U 128
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

Copy to:
DLA Piper LLP (US)
The Marbury Building
6225 Smith Ave
Baltimore, MD 21209-3600
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15678U 128

1	Names of Reporting Persons Pfizer Inc. (“Pfizer”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,349,211(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,349,211
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,349,211(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 141,325,116 shares of common stock, par value $0.0001 per share (the “Common Stock”), reported as outstanding in the Prospectus, dated July 1, 2021, filed with the U.S. Securities and Exchange Commission on July 2, 2021 (Registration No. 333-257505) relating to a firm commitment underwritten offering of 14,000,000 shares of Common Stock (the “Offering”). The decrease in the percentage of shares of Common Stock held by Reporting Person reported on this Amendment No. 1 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer after giving effect to the Offering.

CUSIP No. 15678U 128

Item. 1. Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) to the statement on schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 131 Dartmouth Street, Suite 502, Boston, Massachusetts 02116. The Issuer’s shares of Common Stock are listed on The Nasdaq Capital Market under the ticker symbol “CERE”.
Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Statement.

Item. 5. Interest in Securities of the Issuer

The following amends and restates the information set forth in the paragraphs captioned “(a)-(b)” of Item 5 of the Statement in their entirety:

(a)—(b) As of the date the Amendment No. 1, the Reporting Person holds 27,349,211 shares of Common Stock, representing approximately 19.4% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 141,325,116 shares of Common Stock issued and outstanding as of July 1, 2021, as reported by the Issuer in the Prospectus, dated July 1, 2021, filed with the U.S. Securities and Exchange Commission on July 2, 2021 (Registration No. 333-257505) (the “Prospectus”) relating to a firm commitment underwritten offering of 14,000,000 shares of Common Stock (the “Offering”). The decrease in the percentage of shares of Common Stock held by Reporting Person reported on this Amendment No. 1 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer after giving effect to the Offering.

As a result of the voting arrangements described under Item 6 of the Statement, the Reporting Person and BC Perception Holdings, LP (“BC Perception”) may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. Based on publicly available information as of the date of the Amendment No. 1, BC Perception owns 60,300,063 shares of Common Stock, or approximately 42.7% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by BC Perception.

Item. 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The following amends the information set forth in Item 6 of the Statement by adding the following paragraph at the end of Item 6:

In accordance with the Registration and Shareholder Rights Agreement, the Reporting Person entered into a Lock-Up Agreement with J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Jefferies LLC and Stifel, Nicolaus & Company, Incorporated, book-running managers of the Offering and representatives of the underwriters, pursuant to which the Reporting Person agreed not transfer any securities of the Issuer for 90 days following the date of the Prospectus, subject to certain customary exceptions.

CUSIP No. 15678U 128

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2021	Pfizer Inc.

	By:	/s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary